

AiPEX5

AI Powered US Equity Index 5



Monthly Performance Report - January 2024

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex5.gbm.hsbc.com**
Bloomberg Ticker:	**AIPEX5 Index**
Geographical Focus:	**United States**
Launch Date:	**5/4/2020**
Index Type:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	-0.84%
YTD	-0.84%
1Y	-0.92%
3Y	-4.55%
5Y	0.79%
10Y	25.56%
10Y Annualized Volatility	4.92%
10Y Sharpe Ratio	-0.61
Cumulative Return	91.10%

Top 10 Holdings: As of 1/31/2024

	Index Weight(%)	Sector
ELI LILLY & CO	7.5%	Health Technology
NVIDIA CORP	6.6%	Electronic Technology
TESLA INC	5.6%	Consumer Durables
MONGODB INC	4.3%	Technology Services
MARSH & MCLENNAN COS	3.3%	Finance
MONSTER BEVERAGE CORP	2.4%	Consumer Non-Durables
AIR PRODUCTS & CHEMICALS INC	2.4%	Process Industries
LAS VEGAS SANDS CORP	1.8%	Consumer Services
ARCH CAPITAL GROUP LTD	1.5%	Finance
WARNER BROS DISCOVERY INC	1.4%	Consumer Services
Total	**36.9%**	

Annual Index Performance: Historical & Simulated*

2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
6.4%	-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%	-6.4%	0.8%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 1/31/2024. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

 HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
February 01, 2024

Monthly Performance Report - January 2024

Top 10 Sector Allocations



	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	8.23%	2.01%
Consumer Non-Durables	10.52%	4.40%
Consumer Services	7.36%	3.48%
Electronic Technology	11.19%	16.81%
Energy Minerals	7.99%	3.13%
Finance	11.67%	12.95%
Health Technology	12.76%	9.55%
Process Industries	4.22%	1.90%
Technology Services	11.91%	21.13%
Utilities	3.13%	2.25%

■ Portfolio ■ Solactive US Large & Mid Cap Index

Contributions to Return



	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	-1.3%	-0.41%
Consumer Non-Durables	-0.2%	0.03%
Consumer Services	-0.14%	0.04%
Electronic Technology	0.48%	0.35%
Energy Minerals	-0.05%	0.01%
Finance	0.13%	0.07%
Health Technology	0.17%	0.33%
Process Industries	-0.05%	-0.1%
Technology Services	-0.04%	0.88%
Utilities	-0.05%	-0.07%

■ Portfolio ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 1/31/2024	3Y Average	5Y Average	10Y Average
Equity Portfolio	34.54%	26.93%	27.21%	34.29%
Cash	65.46%	73.07%	72.79%	65.71%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 1/31/2024. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

